PARTNERSHIP INTEREST PURCHASE AGREEMENT



                                  By and Among


                              Anderson Park, Inc.,
                             an Indiana corporation,

                       Churchill Downs Management Company,
                             a Kentucky corporation,

                                       and

                              Centaur Racing, LLC,
                      an Indiana limited liability company



                    Dated as of the 16th day of October, 2001


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 .                                TABLE OF CONTENTS

ARTICLE I            PURCHASE OF PARTNERSHIP INTEREST                          1
    1.1       Acquisition of Transferred Partnership Interest                  1
    1.2       Participation Agreement                                          2
    1.3       Consulting Fee                                                   2
    1.4       First Option                                                     2
    1.5       Second Option                                                    2
    1.6       Terms of Option Sales                                            3
    1.7       Adjustments                                                      3
ARTICLE II           PURCHASE PRICE                                            4
    2.1       Purchase Price                                                   4
    2.2       Payment of Purchase Price                                        4
    2.3       Taxes and Costs                                                  4
    2.4       Allocation                                                       4
ARTICLE III          CLOSING; CLOSING DELIVERIES                               4
    3.1       Closing                                                          4
    3.2       Closing Deliveries of the Selling Parties                        4
    3.3       Buyer's Closing Deliveries                                       6
ARTICLE IV           REPRESENTATIONS AND WARRANTIES OF SELLING PARTIES         7
    4.1       Representations and Warranties Concerning the Selling Parties    7
              (a)    Organization of Seller                                    7
              (b)    Organization of CDMC                                      7
              (c)    Authorization                                             7
              (d)    Validity; Binding Effect                                  7
              (e)    Noncontravention                                          7
              (f)    Title to Acquired Assets                                  8
              (g)    Legal Compliance                                          8
    4.2       Representations and Warranties Concerning Hoosier Park           8
              (a)    Organization of Hoosier Park                              8
              (b)    Ownership Interest                                        8
              (c)    Financial Statements                                      8
              (d)    Subsequent Events                                         9
              (e)    Undisclosed Liabilities                                   9
              (f)    Notes and Accounts Receivable                             9
              (g)    Legal Compliance                                          9
              (h)    Tax Matters                                               9
              (i)    ERISA; Benefit Plans                                     10
              (j)    Employees                                                10
              (k)    Litigation                                               10
              (l)    Environmental, Health and Safety Matters                 10
              (m)    Title to Property                                        11
              (n)    Contracts, Agreements, and Commitments                   11


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    4.3       Disclosure                                                      11
    4.4       No Breach                                                       11
ARTICLE V            REPRESENTATIONS AND WARRANTIES OF BUYER                  12
    5.1       Organization of Buyer                                           12
    5.2       Authorization                                                   12
    5.3       Validity; Binding Effect                                        12
    5.4       Noncontravention                                                12
    5.5       Securities Matters                                              12
    5.6       Disclosure                                                      13
ARTICLE VI           COVENANTS PENDING CLOSING                                13
    6.1       Reasonable Efforts                                              13
    6.2       Notices and Consents                                            13
    6.3       Full Access                                                     14
    6.4       Operation of Business                                           14
    6.5       Notices                                                         14
    6.6       Preservation of Business                                        14
    6.7       Exclusivity                                                     15
ARTICLE VII          THE SELLING PARTIES' CONDITIONS PRECEDENT                15
    7.1       Performance by Buyer                                            15
    7.2       Accuracy of Representations and Warranties                      15
    7.3       No Injunction                                                   15
    7.4       Closing Deliveries                                              15
    7.5       Receipt of Regulatory Approvals                                 15
    7.6       Receipt of Additional Approvals                                 15
    7.7       Acquisition of the Conseco Interest                             16
    7.8       New Management Agreement                                        16
ARTICLE VIII         BUYER'S CONDITIONS PRECEDENT                             16
    8.1       Performance by CDMC and Seller                                  16
    8.2       Accuracy of Representations and Warranties                      16
    8.3       No Injunction                                                   16
    8.4       Closing Deliveries                                              16
    8.5       Receipt of Consents/Regulatory Approvals                        16
    8.6       No Material Change                                              17
    8.7       Acquisition of the Conseco Interest                             17
    8.8       New Management Agreement                                        17
ARTICLE IX           FURTHER COVENANTS                                        17
    9.1       Indemnification                                                 17
    9.2       Survival Period                                                 18
    9.3       No Investment                                                   18
    9.4       Non-Solicitation and Retention                                  18
    9.5       Put Right                                                       18
    9.6       Shootout                                                        20
    9.7       Additional Interests Acquired                                   21
    9.8       Acquisition of the Consenco Interest                            21

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    9.9       Financial Advisory Agreement                                    21
    9.10      Additional Consents                                             22
    9.11      Simulcasting Rights                                             22
    9.12      Disclosures                                                     22
    9.13      Board Participation; General Partner                            23
    9.14      Due Diligence                                                   23
    9.15      New Management Agreement                                        23
    9.16      Issuance Transaction                                            24
    9.17      Sale Transaction                                                24
    9.18      Existing Management Agreement                                   24
    9.19      Additional Partnership Provisions                               24
ARTICLE X            MISCELLANEOUS                                            25
    10.1      Confidentiality; Press Release                                  25
    10.2      Notices                                                         26
    10.3      Expenses                                                        27
    10.4      Governing Law                                                   27
    10.5      Partial Invalidity                                              27
    10.6      Assignment                                                      27
    10.7      Successors and Assigns                                          28
    10.8      Execution in Counterparts                                       28
    10.9      Titles and Headings; Rules of Construction                      28
    10.10            Entire Agreement; Amendments and Waivers                 28
    10.11            Termination                                              29
    10.12            No Third Party Beneficiaries                             29
    10.13            Definitions                                              29

EXHIBITS

    Exhibit A               Form of Participation Agreement
    Exhibit B               Form of Consulting Agreement
    Exhibit C               Hoosier Park Year-End Financial Statements
    Exhibit D               Hoosier Park Interim Financial Statement


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

                     PARTNERSHIP INTEREST PURCHASE AGREEMENT


         THIS PARTNERSHIP INTEREST PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 16th day of October, 2001, by and among Anderson Park, Inc., an Indiana corporation ("Seller"), Churchill Downs Management Company, a Kentucky corporation and the parent corporation of Seller ("CDMC") (Seller and CDMC, collectively, the "Selling Parties") and Centaur Racing, LLC, an Indiana limited liability company ("Buyer").

                                    RECITALS:

    A         Seller is the general partner of Hoosier Park, L.P., an
Indiana limited partnership ("Hoosier Park"), and owns a seventy-seven percent (77%) partnership interest therein.

    B         Hoosier Park operates a horse race track and related
pari-mutuel horse wagering facility in Anderson, Indiana, as well as various satellite pari-mutuel horse wagering facilities in the State of Indiana (collectively, the "Gaming Facility").

    C         Seller's  principal asset is its  seventy-seven  percent (77%)
general  partnership  interest in Hoosier Park.

    D         Buyer desires to acquire from the Selling Parties, and the
Selling Parties desire to sell to Buyer, certain rights of the Selling Parties with respect to Hoosier Park, all on the terms and subject to the conditions set forth in this Agreement.

                                   AGREEMENT:

    NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                                    ARTICLE I
                        PURCHASE OF PARTNERSHIP INTEREST

    1.1 Acquisition of Transferred Partnership Interest. Upon the terms and subject to the conditions contained herein, Seller shall (and CDMC shall cause Seller to) sell and transfer to Buyer, and Buyer shall purchase and acquire from Seller, at the Closing (as hereinafter defined), all of Seller's right, title and interest in, to and under a portion of Seller's interest as a partner in the Partnership equal to fifteen percent (15%) of all the partnership interests therein as of the date hereof (the "Transferred Partnership Interest"), free and clear of all security interests, liens, restrictions, claims, encumbrances or charges of any kind, other than those set forth in the Partnership Agreement (as hereinafter defined) or restrictions under any federal or state securities laws (collectively, "Encumbrances").


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



    1.2 Participation Agreement. At the Closing, CDMC shall grant to Buyer, by delivery of the Participation Agreement substantially in the form attached hereto as Exhibit A (the "Participation Agreement") a fifteen percent (15%) interest in that certain loan (including all accrued and unpaid interest thereon) owed to CDMC by Hoosier Park in the original principal amount of $28,700,000, evidenced by that certain Second Amended Secured Promissory Note dated November 1, 1994 and executed by Hoosier Park in favor of CDMC (such loan, the "Loan" and such interest therein, the "Transferred Loan Interest").

   1.3 Consulting Fee. At the Closing and in consideration for certain advisory services to be performed by Buyer in favor of CDMC (as described in the Consulting Agreement defined below), CDMC shall pay to Buyer an amount equal to twelve percent (12%) of all the management fees (the "Consulting Fee") payable to CDMC (in excess of $400,000 annually and other than any management fees accrued and unpaid at the Closing) under the Amended and Restated Management Agreement dated May 31, 1996, between CDMC and Hoosier Park (the "Existing Management Agreement"), by delivery of the Consulting Agreement substantially in the form attached hereto as Exhibit B (the "Consulting Agreement").

    1.4 First Option. The Selling Parties, as applicable, hereby grant Buyer an option (the "First Option") to purchase (a) an additional portion of Seller's interest as a partner in the Partnership equal to eleven percent (11%) of all the partnership interests therein as of the date hereof and (b) an additional 11% interest in the Loan (in the same manner as described in Section
1.2 above). Upon closing of the First Option, the Consulting Fees payable to Buyer under the Consulting Agreement shall be increased from twelve percent (12%) to twenty percent (20%) of all the management fees payable to CDMC (in excess of $400,000 annually and other than any management fees accrued and unpaid at closing of the First Option) under the Existing Management Agreement, such increase to be exclusive of any amounts received pursuant to Buyer's acquisition of the Conseco Interest (as hereinafter defined). The purchase price shall be Eight Hundred Eighty Thousand Dollars ($880,000) plus eleven percent (11%) of the outstanding principal balance of the Loan, plus all accrued and unpaid interest thereon, on the date of closing of the First Option, plus eleven percent (11%) of any equity contributed by the partners of Hoosier Park to Hoosier Park between the date hereof and the date of closing of the First Option, and shall be paid in immediately available funds at the closing of the First Option. Buyer may exercise the First Option by delivering written notice to the Selling Parties of its intention to do so on or before August 31, 2003; provided, however, that Buyer may extend such period until June 30, 2004 by delivering written notice to the Selling Parties on or before August 31, 2003 ("First Option Period") along with a non-refundable payment in the amount of $250,000 in immediately available funds. Closing of the First Option shall occur within thirty days of the date the last required Regulatory Approval (as hereinafter defined)(necessary for the consummation of the First Option) is obtained.

    1.5 Second Option. The Selling Parties, as applicable, hereby grant Buyer an option (the "Second Option"), if and only if Buyer exercises the First Option, to purchase (a) an additional portion of Seller's interest as a partner in the Partnership equal to thirty-one percent (31%) of all the


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partnership interests therein as of the date hereof, and (b) an additional 31%
interest in the Loan (in the same manner as described in Section 1.2 above). The purchase price shall be equal to Twenty-seven Million Five Hundred Ninety Thousand Dollars ($27,590,000) plus thirty-one percent (31%) of the outstanding principal balance of the Loan, plus all accrued and unpaid interest thereon, on the date of closing of the Second Option, plus thirty-one percent (31%) of any equity contributed by the partners of Hoosier Park to Hoosier Park between the date hereof and the date of closing of the Second Option, and shall be paid in immediately available funds at closing of the Second Option. At closing of the Second Option, Buyer shall receive a $2,500,000 credit against the purchase price of the Second Option (thereby reducing the amount payable at closing of the Second Option by such amount). Buyer may exercise the Second Option by delivering written notice to the Selling Parties of its intention to do so between December 1, 2004 and March 1, 2005 ("Second Option Period"). The closing of the Second Option shall occur within thirty days of the date the last required Regulatory Approval (necessary for the consummation of the Second Option) is obtained.

    1.6 Terms of Option Sales. The sales of the interests to be conveyed by the First Option and the Second Option shall be made on the terms and conditions set forth in this Agreement with respect to the sale of the Transferred Partnership Interest and the Transferred Loan Interest, except that
(a) the purchase price shall be as set forth in this Agreement, (b) the representations and warranties of Buyer and the Selling Parties set forth in this Agreement shall be reaffirmed on the date of closing (it being understood, however, that (i) the representations and warranties made in Sections 4.2(b) through (f) and (j) of this Agreement (the "Updated Representations") shall be updated within thirty (30) days of the date of the option is exercised to reflect events occurring after the Closing Date ("Intervening Events"), and (ii) changes in the Updated Representations and immaterial changes in the other representations and warranties caused by Intervening Events shall not be deemed a breach thereof by the Selling Parties and/or Buyer), (c) the parties' indemnity obligations relating to such transactions shall be extended beyond the date of the consummation of such transactions for the period described in
Section 9.2 below (i.e., one year after closing of the First Option and closing of the Second Option, as appropriate), and (d) the Indemnity Limit (as hereinafter defined) shall be One Million Dollars ($1,000,000) and Three Million Five Hundred Thousand Dollars ($3,500,000), after closing of, and with respect to, the First Option and the Second Option, respectively.

    1.7 Adjustments. If after the date of this Agreement, one or more new partners are admitted to Hoosier Park, the percentage equity interests to be bought and sold in Sections 1.1, 1.4 and 1.5 shall be ratably reduced to reflect the admission of such partner or partners; and, if such partner or partners, incident to its or their admission as a partner of Hoosier Park, acquires a participation interest in the Loan or the management fees under the Existing Management Agreement, the percentage participation interest in the Loan and in the management fees described in such sections (along with the purchase price attributable thereto) shall be similarly reduced.

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                                   ARTICLE II
                                 PURCHASE PRICE

    2.1       Purchase Price. In consideration for the Transferred
Partnership Interest to be sold and transferred to Buyer, and for the Transferred Loan Interest, and upon the terms and conditions contained herein, Buyer shall pay or cause to be paid to or for the account of Seller (as set forth in Section 2.2 below), Four Million Five Hundred Thousand Dollars ($4,500,000) (the "Purchase Price").

    2.2 Payment of Purchase Price. Buyer shall pay the Purchase Price to the Selling Parties in immediately available funds at the Closing by wire transfer to an account or accounts designated by Seller at least forty-eight
(48) hours prior to the Closing.

    2.3 Taxes and Costs. All taxes, stamp duties, notarial, registration and recording fees resulting from or relating to the sale and transfer of the Transferred Partnership Interest as contemplated hereby shall be paid by Seller.

    2.4 Allocation. The parties shall agree at the Closing to the allocation of the Purchase Price among the Transferred Partnership Interest and the Transferred Loan Interest for financial accounting and tax purposes so that the portion of the Purchase Price attributable to the Transferred Loan Interest shall be equal to fifteen percent (15%) of the then principal balance of the Loan and all accrued interest thereon, with all remaining Purchase Price allocated to the Transferred Partnership Interest and the other rights acquired pursuant to this Agreement.


                                   ARTICLE III
                           CLOSING; CLOSING DELIVERIES

    3.1       Closing. The "Closing" means the time at which the Selling
Parties consummate the transactions contemplated by Sections 1.1, 1.2 and 1.3 hereby after the satisfaction (or receipt of a duly executed waiver) of each of the conditions precedent to Closing as hereinafter described. The Closing shall take place at the offices of Buyer's counsel, Sommer & Barnard, PC, 4000 Bank One Tower, 111 Monument Circle, Indianapolis, Indiana. Subject to Section 10.11 below, the Closing shall occur at 10:00 a.m., Eastern Standard Time, on the earlier of December 27, 2001, or five days from the satisfaction or waiver of all conditions precedent to Closing set forth below. The date on which the Closing occurs is herein referred to as the "Closing Date". For purposes of this Agreement, Closing and Closing Date when used in reference to the First Option and the Second Option shall mean the respective time and date for the closing of each option as set forth in Section 1.4 and 1.5, as appropriate.

    3.2 Closing Deliveries of the Selling Parties. At the Closing, in addition to any other documents specifically required to be delivered pursuant


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to this Agreement, the Selling Parties shall, in form and substance reasonably satisfactory to Buyer and its counsel, deliver to Buyer the following:

              (a) A Bill of Sale and Assignment, duly executed by Seller, conveying all of Seller's right, title and interest in, to and under the Transferred Partnership Interest to Buyer;

              (b) A counterpart to the Participation Agreement, duly executed by CDMC;

              (c) A counterpart to the Consulting Agreement, duly executed by CDMC;

              (d) A certificate, duly executed by each of the Selling Parties, certifying that each of the Selling Parties has performed and complied with, in all material respects, all of the terms, provisions and conditions of this Agreement to be performed and complied with by each of them at or prior to Closing and that their respective representations and warranties are true in all material respects as of the date of this Agreement and as of the Closing (except as expressly contemplated or permitted by this Agreement);

              (e) A certificate of the Secretary or Assistant Secretary of Seller, dated the Closing Date, certifying (i) the resolutions duly adopted by CDMC, as sole shareholder of Seller (if required by Law, as hereinafter defined), and the Board of Directors of Seller authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

              (f) A certificate of the Secretary or Assistant Secretary of CDMC, dated the Closing Date, certifying (i) the resolutions duly adopted the Board of Directors of CDMC authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

              g) A Certificate of Existence of Seller, dated no more than ten days prior to the Closing Date, issued by the Secretary of State of Indiana;

              (h) A Certificate of Existence of CDMC, dated no more than ten days prior to the Closing Date, issued by the Secretary of State of Kentucky;

              i) An opinion of Wyatt, Tarrant & Combs, LLP, counsel for the Selling Parties, dated the Closing Date and addressed to Buyer, containing customary opinions;

              (j) Such other instruments of sale, transfer, conveyance and assignment as Buyer and its counsel may reasonably request to effect the transactions contemplated hereby, including, without limitation, such documents as are required by the Amended and Restated Hoosier Park, L.P. Agreement of Limited Partnership dated as of May 31, 1996, among the partners of Hoosier Park

                                     33
(the "Partnership Agreement") to cause the sale and transfer of the Transferred Partnership Interest as herein contemplated to be effective and to cause the conveyance of the Transferred Partnership Interest to Buyer to be recognized by Hoosier Park and accurately reflected in Schedule 1 to the Partnership Agreement and in such other of its records as relate to the identity of its partners and the extent of their partnership interests or as otherwise required by applicable agreements; and

              (k) All other previously undelivered items required to be delivered by any of the Selling Parties at or prior to Closing pursuant to this Agreement or otherwise required in connection herewith unless waived in writing by Buyer.

    3.3 Buyer's Closing Deliveries. At the Closing, in addition to any other documents specifically required to be delivered pursuant to this Agreement, Buyer shall, in form and substance reasonably satisfactory to the Selling Parties and their counsel, deliver to the Selling Parties the following:

              (a)    The Purchase Price;

              (b) A counterpart to the Participation Agreement, duly executed by Buyer;

              (c) A counterpart to the Consulting Agreement, duly executed by Buyer;

              (d) A certificate, duly executed by Buyer, certifying that Buyer has performed and complied with, in all material respects, all of the terms, provisions and conditions of this Agreement to be performed and complied with by it at or prior to Closing and that its representations and warranties are true in all material respects as of the date of this Agreement and as of the Closing (except as expressly contemplated or permitted by this Agreement);

              (e) A certificate of the sole member of Buyer, dated the Closing Date, certifying (i) the resolutions duly adopted by the sole member of Buyer authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

              (f) A Certificate of Existence of Buyer, dated no more than ten days prior to the Closing Date, issued by the Secretary of State of Indiana;

              (g) An opinion of Sommer & Barnard, P.C., counsel for Buyer, dated the Closing Date, addressed to the Selling Parties, containing customary opinions; and

              (h) All other previously undelivered items required to be delivered by Buyer at or prior to Closing pursuant to this Agreement or otherwise required in connection herewith unless waived in writing by each of the Selling Parties.


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
                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF SELLING PARTIES

    As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Selling Parties, jointly and severally, represent and warrant to Buyer, and Buyer in agreeing to pay the Purchase Price and to otherwise consummate the transactions contemplated by this Agreement has relied upon such representations and warranties, except as set forth in that certain Disclosure Letter which is referred to herein and which has previously been delivered by the Selling Parties to Buyer, as follows:

    4.1       Representations and Warranties Concerning the Selling Parties.

              (a) Organization of Seller. Seller is a corporation duly organized and validly existing under the laws of the state of its organization and is qualified to do business as a foreign corporation in good standing in each other state wherein the nature of its business or activities requires such qualification.

              (b) Organization of CDMC. CDMC is a corporation duly organized and validly existing under the laws of the state of its organization and is qualified to do business as a foreign corporation in good standing in each other state wherein the nature of its respective business or activities requires such qualification.

              (c) Authorization. Each of the Selling Parties has full corporate power and authority to (i) execute and deliver this Agreement and to perform its respective obligations hereunder, and (ii) own and operate its respective assets, properties and business and carry on its respective business as presently conducted. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of each of the Selling Parties, including director and shareholder (where required) authorization.

              (d) Validity; Binding Effect. This Agreement has been duly and validly executed and delivered by each of the Selling Parties and constitutes a valid and legally binding obligation of each of the Selling Parties, enforceable against each of the Selling Parties in accordance with its terms.

              (e) Noncontravention. The execution, delivery and performance of this Agreement by each of the Selling Parties, the consummation of the transactions contemplated hereby and the compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby, do not and will not (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation or Bylaws of any of the Selling Parties, (ii) contravene any Law which affects or binds any of the Selling Parties or any of their respective properties, (iii) except as set forth in the Disclosure Letter, conflict with, result in a breach of, constitute a default under, or give rise to a right of termination or acceleration under any material contract, agreement, note, deed of trust, mortgage, trust, lease, Governmental (as hereinafter defined) or other license, permit or other authorization, or any other material instrument or restriction to which any of the Selling Parties is a party or by which any of their respective properties may be affected or bound, or (iv) except for the Regulatory Approvals, the consent of Conseco and the consents required by Section 7.6 below, require any of the Selling Parties to obtain the approval, consent or authorization of, or to make any declaration, filing or registration with, any third party or any Governmental authority which has not been obtained in writing prior to the date of this Agreement.

              (f) Title to Acquired Assets. Seller has, or will have at Closing, good and marketable title tothe Transferred Partnership Interest, free and clear of any and all Encumbrances.

              (g) Legal Compliance. Seller has complied in all material respects with all applicable Laws (including rules, regulation, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local and foreign governments (and all agencies thereof) and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against Seller alleging any failure so to comply.

    4.2       Representations and Warranties Concerning Hoosier Park.

              (a) Organization of Hoosier Park. Hoosier Park is a limited partnership duly organized and validly existing under the laws of the State of Indiana and is qualified to do business as a foreign limited partnership in good standing in each other state wherein the nature of its business or activities requires such qualification.

              (b) Ownership Interest. Hoosier Park is owned seventy-seven percent (77%) by Seller and to Seller's knowledge ten percent (10%) by Conseco HPLP, L.L.C., an Indiana limited liability company ("Conseco"). To Seller's knowledge, other than the interest of Buyer and options issued by Buyer to Kenneth Cragen and Michael Phillips, there are no other holders of any ownership interest in Hoosier Park. There are no outstanding subscriptions, options, warrants, contracts, commitments, convertible securities or other agreements or arrangements of any character or nature whatsoever under which Hoosier Park or Seller is or may become obligated to issue, assign or transfer any ownership interest in Hoosier Park, except as provided in the Partnership Agreement.

              (c) Financial Statements. The (i) audited balance sheets and statements of income, changes in partner's equity and cash flow as of and for the three fiscal years ending prior to the Closing Date for Hoosier Park, attached hereto as Exhibit C, and (ii) interim unaudited balance sheets and statements of income, statement of partner's capital and cash flow as of and for the month ending September 30, 2001 (the "Hoosier Park Interim Financial Statements"), for Hoosier Park attached hereto as Exhibit D have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods covered thereby and present fairly the financial condition of Hoosier Park as of such dates and the results of operations of

Hoosier Park for such periods; provided, however, that the Hoosier Park Interim Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items required under generally accepted accounting principles.

              (d) Subsequent Events. Since the date of the Hoosier Park Interim Financial Statements, to the Selling Parties' knowledge there has not been any material adverse change in the business, financial condition, operations or result of operations of Hoosier Park.

              (e) Undisclosed Liabilities. To the Selling Parties' knowledge, Hoosier Park has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability), except for (i) liabilities (whether known or unknown, foreseen or unforeseen, contingent or otherwise ("Liabilities")) disclosed in the Hoosier Park Interim Financial Statements, and (ii) Liabilities not required to be so disclosed or which have arisen thereafter in the ordinary course of business.

              (f) Notes and Accounts Receivable. Except as set forth in the Disclosure Letter, all notes and accounts receivable of Hoosier Park are reflected properly on its books and records, and to the knowledge of the Selling Parties, all material notes and accounts receivable of Hoosier Park are valid receivables subject to no setoffs or counterclaims, are current and are collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the balance sheet contained in the Hoosier Park Interim Financial Statements (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Hoosier Park. At the Closing, Hoosier Park will have no obligations for borrowed money or the deferred purchase price of any asset, other than the Loan and capitalized leases incurred in the ordinary course of business.

              (g) Legal Compliance. Hoosier Park has complied in all material respects with all applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local and foreign Governments (and all agencies thereof) and no action, suit, proceeding, hearing, investigation, charge, complaint, demand, or notice has been filed or commenced against Hoosier Park alleging any failure so to comply.

              (h)    Tax Matters.

              (i) Hoosier Park has filed all tax returns that it was required to file. All such tax returns were prepared in substantial compliance with applicable rules and instructions. Seller has delivered true and complete copies of all the tax returns of Hoosier Park for the last three (3) years to Buyer. All taxes, penalties, and interest (collectively, "Taxes") owed by Hoosier Park (whether or not shown on any tax return) have been paid, except as being contested in good faith, including the matters set forth in the Disclosure

Letter. Hoosier Park is not currently the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where Hoosier Park does not file tax returns that it is or may be subject to taxation by that jurisdiction.

                     (ii) Hoosier Park has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

                     (iii) Hoosier Park has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

              (i) ERISA; Benefit Plans. The Disclosure Letter describes each employee benefit plan (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and each other material employee benefit plan, program or arrangement maintained, contributed to or required to be contributed to, by Hoosier Park as of the date hereof on account of current or former employees of Hoosier Park (each, a "Benefit Plan").

                     (i) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") has received a determination from the Internal Revenue Service that such Benefit Plan is so qualified and nothing has occurred since the date of such determination that would adversely affect the qualified status of such Benefit Plan.

                     (ii) Each Benefit Plan has been maintained, funded, and administered in compliance with its terms, the terms of any applicable collective bargaining agreements, and all applicable laws including, but not limited to, ERISA and the Code.

              (j) Employees. To the knowledge of each of the Selling Parties, no executive, key employee, or group of employees has any plans to terminate employment with Hoosier Park. Except as set forth in the Disclosure Letter, Hoosier Park is not a party to or bound by any collective bargaining agreement, nor has Hoosier Park experienced any material strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. To the knowledge of the Selling Parties, Hoosier Park has not committed any unfair labor practice. None of the Selling Parties has any knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of Hoosier Park.

              (k) Litigation. Hoosier Park (i) is not subject to any material outstanding injunction, judgment, order, decree, ruling or charge, and
(ii) is not a party to (or to the best of the knowledge of each of the Selling Parties, threatened to be made a party to) any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction.

              (l)    Environmental, Health and Safety Matters.

                     (i) To the knowledge of the Selling Parties, Hoosier Park is in compliance with all federal, state, local and foreign statutes, regulations and ordinances concerning public health and safety, worker health and safety and pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes (collectively, "Environmental, Health and Safety Requirements").

                     (ii) Hoosier Park has not received any written notice, report or other information regarding any active or alleged violation of any Environmental, Health and Safety Requirements.

              (m) Title to Property. Hoosier Park has good and marketable title to or, as applicable, a valid leasehold interest in all of its assets and properties (or interests therein), real or personal, tangible or intangible, which it owns or leases, free and clear of all Encumbrances except for those (i) Encumbrances set forth in the Disclosure Letter, (ii) liens for real and personal property taxes not yet due and payable, (iii) statutory landlord's liens, or (iv) any liens incurred in the ordinary course of business since December 31, 2000 and which will not have an adverse effect on the operation or use of its property.

              (n) Contracts, Agreements, and Commitments. Except for the contracts, agreements and commitments set forth in the Disclosure Letter (true and complete copies of which have been provided to or made available to Buyer), Hoosier Park is not a party to, or bound by any written or oral contract, agreement or commitment which involves the payment or potential payment per annum by or to Hoosier Park of more than Fifty Thousand Dollars ($50,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate (with respect to contracts relating to the same general subject matter) or that are otherwise material to the business, operations, assets or property of Hoosier Park (including, without limitation, oral or written employment agreements, consulting or deferred compensation agreements). Each contract disclosed or required to be disclosed in the Disclosure Letter is in full force and effect and constitutes a valid and binding obligation of Hoosier Park in accordance with its terms and, to the Selling Parties' knowledge, no party to such contract, has violated, breached or defaulted under such contract, unless such violation, breach or default has been cured or waived, or, with or without notice or lapse of time or both, would be in violation or breach of or default under any such contract.

    4.3 Disclosure. None of the representations or warranties of any of the Selling Parties contained in this Article IV, and none of the information contained in the Disclosure Letter referred to in this Article IV, is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements made herein or therein not misleading in any material respect.

    4.4 No Breach. Notwithstanding anything to the contrary herein contained, no inaccuracy of any of the representations or warranties set forth in Sections 4.2(h), (i), (j) or (l) of this Agreement shall constitute a breach of this Agreement on which a right of action could be maintained against the Selling Parties.

                                    ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF BUYER

    As an inducement to the Selling Parties to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer represents and warrants to each of the Selling Parties, and each of the Selling parties in agreeing to consummate the transactions contemplated by this Agreement has relied upon such representations and warranties, as follows:

    5.1 Organization of Buyer. Buyer is a limited liability company duly organized and validly existing under the laws of the State of Indiana and is qualified to do business as a foreign limited liability company in good standing in each other state wherein the nature of its business or activities requires such qualification.

    5.2 Authorization. Buyer has full limited liability company power and authority to (a) execute and deliver this Agreement and to perform its obligations hereunder, and (b) own and operate its assets, properties and business and carry on its business as presently conducted. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Buyer, including member authorization.

    5.3 Validity; Binding Effect. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

    5.4 Noncontravention. The execution, delivery and performance of this Agreement by Buyer, the consummation of the transactions contemplated hereby and the compliance with or fulfillment of the terms and provisions hereof or of any other agreement or instrument contemplated hereby, do not and will not
(a) conflict with or result in a breach of any of the provisions of the Articles of Organization or Operating Agreement of Buyer, (b) contravene any Law which affects or binds Buyer or any of its properties, (c) other than the existing order of the Indiana Horse Racing Commission ("IHRC") limiting Buyer from increasing its ownership interest in Indiana horse racing, conflict with, result in a breach of, constitute a default under, or give rise to a right of termination or acceleration under any material contract, agreement, note, deed of trust, mortgage, trust, lease, Governmental or other license, permit or other authorization, or any other material instrument or restriction to which Buyer is a party or by which any of its properties may be affected or bound, or (d) except for the Regulatory Approvals and the consent of Conseco, require Buyer to obtain the approval, consent or authorization of, or to make any declaration, filing or registration with, any third party or any Governmental authority which has not been obtained in writing prior to the date of this Agreement.

    5.5       Securities Matters

              (a) Buyer understands and agrees that the Transferred Partnership Interest has not been registered under the Securities Act of 1933,

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


as amended (the "Act"), or any state securities act and, therefore, may not be resold unless registered under such acts or unless an exemption from registration is available. Buyer further understands that the certificate evidencing the Transferred Partnership Interest will contain a legend setting forth the restrictions on transferability of such interest.

              (b) Buyer is purchasing the Transferred Partnership Interest for investment only for its own account and not with a view to the distribution or resale thereof.

              (c) Buyer acknowledges that the Transferred Partnership Interest is a speculative investment which involves a risk of loss by it of its entire investment.

              (d)    Buyer is an "accredited investor" as defined in Rule
501(a) promulgated under the Act and has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of an investment in the Transferred Partnership Interest.

              (e) Buyer has been afforded access to all material books, records and contracts of Hoosier Park, has had an opportunity to ask questions of and receive answers from Hoosier Park, or a person or persons acting on behalf of Hoosier Park concerning the business and affairs of Hoosier Park and concerning the terms and conditions of an investment in the Transferred Partnership Interest; and all such questions have been answered to its full satisfaction.

    5.6 Disclosure. None of the representations or warranties of Buyer contained in this Article V is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements made herein or therein not misleading in any material respect.


                                   ARTICLE VI
                            COVENANTS PENDING CLOSING

    The parties agree as follows with respect to the period between the date of the execution of this Agreement and the Closing:

    6.1 Reasonable Efforts. Each of the parties hereto shall take all action and do all things reasonably necessary, proper or advisable in order to consummate the transactions contemplated by this Agreement, including, without limitation, (a) obtaining the Regulatory Approvals and resolving any licensing issues before the IHRC, and (b) satisfaction, but not waiver, of the conditions to Closing set forth below.

    6.2 Notices and Consents. Each of the parties hereto shall use reasonable efforts to obtain any and all consents of third parties and Governmental authorities (including, without limitation, the Regulatory Approvals and the release or modification of the IHRC order referenced in
Section 5.4) as are necessary to consummate the transactions contemplated hereby.

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
    6.3 Full Access. Seller shall, and Seller shall cause Hoosier Park to, permit the representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Hoosier Park, to all premises, properties, personnel, books, records (including tax records), contracts and documents of or pertaining to Hoosier Park, the Transferred Partnership Interest, the Transferred Loan Interest and the Consulting Fee. Buyer shall have similar rights, with respect to the assets and interests it is acquiring pursuant to the First Option and the Second Option, one time during each of the First Option Period and Second Option Period, respectively; provided, however, that Seller is only obligated to provide full access to Buyer for ninety (90) days from the date Buyer notifies Seller of its intention to perform a due diligence investigation.

    6.4 Operation of Business. From and after the date hereof until the Closing, Hoosier Park and Seller will (and CDMC shall cause Seller, and Seller shall cause Hoosier Park, to): (a) operate their respective businesses in the ordinary course, consistent with past practice; (b) use their best efforts to preserve their operations so that Buyer will obtain the benefits intended to be afforded by this Agreement; (c) not take or permit any action which would result in any representation or warranty of any of the Selling Parties becoming incorrect or untrue in any material respect or result in the failure of any of the Selling Parties to comply with its covenants and agreements herein in any material respect; and (d) notify Buyer in writing promptly after any of the Selling parties becomes aware of the occurrence of any event (other than matters of general knowledge or otherwise known to Buyer) that might have a material adverse effect on the business, operations or financial condition of Hoosier Park. By way of describing the limitations described in Section 6.4(a) above, but without limiting the scope of such provision, Seller will not (nor will CDMC permit Seller nor will Seller permit Hoosier Park to): (x) make any non-customary or extraordinary distributions or payments to any party (including, without limitation, CDMC or Seller) for any purpose whatsoever (the parties acknowledging that payments under the Existing Management Agreement and the Loan are customary and not extraordinary), (y) enter into any material agreement (oral or written) that is likely to continue beyond the Closing Date (without the written consent of Buyer, which consent shall not be unreasonably withheld), except that Hoosier Park may enter into concession agreements in the ordinary course of business and on commercially reasonable terms, or (z) sell, transfer or encumber (or enter into any agreement to sell transfer or encumber) any of the Transferred Partnership Interest, the Transferred Loan Interest or the Consulting Fee (except as contemplated by this Agreement).

    6.5 Notices. The parties hereto will promptly notify each other in writing if any of them receives any notice, or otherwise becomes aware, of any action or proceeding instituted or threatened before any court or governmental agency or by any third party to restrain or prohibit, or obtain substantial damages in respect of this Agreement or the consummation of the transactions contemplated hereby.

    6.6 Preservation of Business. Hoosier Park will use its best efforts to keep (and Seller will cause Hoosier Park to keep) its business and properties substantially intact, including, its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

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

    6.7 Exclusivity. Seller will not (and CDMC will not cause or permit Seller to) (a) solicit, initiate, or encourage the submission of any proposal or offer from any third party relating to the acquisition of any interest in Hoosier Park, or any capital stock or other voting securities, or any substantial portion of the assets, of Seller (including any acquisition structured as a merger, consolidation, or share exchange or any acquisition of any interest in Seller's partnership interest in Hoosier Park) or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any third party to do or seek any of the foregoing. Seller will notify Buyer immediately if any third party makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.


                                   ARTICLE VII
                    THE SELLING PARTIES' CONDITIONS PRECEDENT

         The obligation of the Selling Parties to effect the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition is waived in writing by all of the Selling Parties:

    7.1 Performance by Buyer. Buyer shall have performed and complied in all material respects with all of the terms, provisions and conditions of this Agreement to be performed and complied with by Buyer at or prior to the Closing.

    7.2 Accuracy of Representations and Warranties. All of the representations and warranties made by Buyer in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing (except as expressly contemplated or permitted by this Agreement).

    7.3 No Injunction. No injunction, restraining order, judgment or decree of any court or Governmental authority shall be existing against any of the parties to this Agreement or any of their officers, directors or representatives, which restrains, prevents or materially alters the transactions contemplated hereby.

    7.4 Closing Deliveries. Buyer shall have delivered to the Selling Parties each of the documents required of Buyer under Section 3.3 of this Agreement.

    7.5 Receipt of Regulatory Approvals. Seller shall have received the approval of the IHRC and the City of Anderson, Indiana, Parks and Recreations Board (to the extent their approval is required by applicable Law or agreement) (collectively, the "Regulatory Approvals").

    7.6 Receipt of Additional Approvals. The Selling Parties shall have received approvals from PNC Bank, National Association and from the boards of directors of Churchill Downs Incorporated and CDMC for the transactions contemplated herein. The Selling Parties shall notify Buyer that they are

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

invoking this condition concerning approvals from the boards of directors of Churchill Downs Incorporated and/or CDMC on or before November 30, 2001. If the Selling Parties fail to so notify Buyer, or notify Buyer that such approvals have been obtained, this condition, with respect to the board approvals, shall automatically be deemed waived by Seller.

    7.7 Acquisition of the Conseco Interest. Buyer shall have acquired Conseco's rights in Hoosier Park, including, but not limited to, its partnership interest in Hoosier Park, rights under the Participation Agreement between CDMC and Conseco dated May 31, 1996 (the "Conseco Participation Agreement") and rights under the Financial Advisory Agreement between CDMC and Conseco dated May 31, 1996 (the "Financial Advisory Agreement")(collectively, the "Conseco Interest") on terms and conditions acceptable to Buyer in its sole and absolute discretion.

    7.8 New Management Agreement. The parties shall have agreed on the form of the New Management Agreement (as hereinafter defined).


                                  ARTICLE VIII
                          BUYER'S CONDITIONS PRECEDENT

    The obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition is waived in writing by Buyer:

    8.1 Performance by CDMC and Seller. Each of the Selling Parties shall have performed and complied in all material respects with all of the terms, provisions and conditions of this Agreement to be performed and complied with by it at or prior to the Closing.

    8.2 Accuracy of Representations and Warranties. All of the representations and warranties made by the Selling Parties in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing (except as expressly contemplated or permitted by this Agreement).

    8.3 No Injunction. No injunction, restraining order, judgment or decree of any court or Governmental authority shall be existing against any of the parties to this Agreement or any of their officers, directors or representatives, which restrains, prevents or materially alters the transactions contemplated hereby.

    8.4 Closing Deliveries. The Selling Parties shall have delivered to Buyer each of the documents required of them under Section 3.2 of this Agreement.

    8.5 Receipt of Consents/Regulatory Approvals. Buyer shall have received all of the Regulatory Approvals.


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
     8.6 No Material Change. There will not have occurred (a) any suspension or revocation of the IHRC license for Hoosier Park or (b) any destruction or disposition (voluntary or involuntary, except as contemplated by this Agreement) of a material part of the assets of Hoosier Park.

    8.7 Acquisition of the Conseco Interest. Buyer shall have acquired the Conseco Interest on terms and conditions acceptable to Buyer in its sole and absolute discretion.

    8.8 New Management Agreement. The parties shall have agreed on the form of the New Management Agreement.

                                   ARTICLE IX
                                FURTHER COVENANTS

    9.1       Indemnification.

              (a) The Selling Parties shall, jointly and severally, indemnify and hold Buyer harmless from and against any and all damages, claims, causes of action, losses and expenses, including reasonable attorneys' fees and expenses (collectively, "Indemnifiable Losses"), incurred in connection with or arising from (i) any nonfulfillment or breach by any of the Selling Parties of any of their agreements or covenants contained in this Agreement, (ii) any breach of any warranty or the inaccuracy of any representation or warranty of any of the Selling Parties contained in this Agreement or in the Disclosure Letter (other than the representations and warranties set forth in Sections 4.2(h), 4.2(i), 4.2 (j) or 4.2(l) of this Agreement), (iii) any Liabilities of any of the Selling Parties, and (iv) ownership of the Transferred Partnership Interest prior to the Closing; provided, however, that Buyer shall not be entitled to make a claim for indemnification (A) under Section 9.1(a) (ii) until Buyer's Indemnifiable Losses in the aggregate equal or exceed One Hundred Thousand Dollars ($100,000) (the "Threshold Level"), provided, however, that once a claim for indemnification exceeds the Threshold Level, such indemnification shall be made from the first dollar of Indemnifiable Losses; (B) for Indemnifiable Losses that exceed One Million Dollars ($1,000,000) (the "Indemnity Limit"); and (C) under Section 9.1(a)(iii), if Buyer's Indemnifiable Losses arise solely as a result of Buyer's status as the general partner of Hoosier Park.

              (b) Buyer shall indemnify and hold each of the Selling Parties harmless from and against any and all Indemnifiable Losses incurred in connection with or arising from (i) any nonfulfillment or breach by Buyer of any of its agreements or covenants contained in this Agreement, (ii) any breach of any warranty or the inaccuracy of any representation or warranty of Buyer contained in this Agreement, and (iii) ownership of the Transferred Partnership Interest after the Closing; provided, however, that Seller shall not be entitled to make a claim for indemnification under Section 9.1(b)(ii) until Seller's Indemnifiable Losses in the aggregate equal or exceed the Threshold Level; provided, further, that once a claim for such indemnification exceeds the

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
Threshold Level, such indemnification shall be made from the first dollar of Indemnifiable Losses and no indemnity shall be provided for such Indemnifiable Losses in excess of the Indemnity Limit.

    9.2 Survival Period. Except as otherwise specifically provided herein, the representations and warranties contained in this Agreement or in the Disclosure Letter delivered pursuant to this Agreement (or in any other information delivered to any other party incident to the transactions contemplated hereby) shall survive the Closing and shall remain in full force and effect, regardless of any investigation made by or on behalf of any party hereto, and shall continue for a period of one (1) year after the Closing Date, at which time all of such representations and warranties shall terminate. Notwithstanding anything contained in this Section 9.2 to the contrary, any claim for indemnification made by any party hereto in writing to another party hereto prior to the expiration of the survival period set forth above shall survive until such claim has been resolved.

    9.3 No Investment. From the date of this Agreement and for a period of five years thereafter, Buyer and its Affiliates (as hereinafter defined) will not acquire equity securities representing more than five percent (5%) of the issued and outstanding equity securities of Churchill Downs Incorporated, a Kentucky corporation.

    9.4       Non-Solicitation and Retention.

              (a)    From the date of closing for the First Option and for one
(1) year thereafter, none of the Selling Parties will (nor will they permit any of their respective Affiliates to), without Buyer's prior written consent, directly or indirectly, recruit, solicit or otherwise induce or influence any employee or sales agent of Hoosier Park (other than Richard B. Moore) to discontinue such employment, agency or other relationship with Hoosier Park.

              (b) For a period of one (1) year after the closing of the Second Option, Buyer agrees that it will offer or cause Hoosier Park to continue to offer employment to all of Hoosier Park's employees effective on the closing of the Second Option (other than such non-union employees Buyer has identified by written notice to the Selling Parties within thirty (30) days of the notice pursuant to which it exercises the Second Option), it being understood that Hoosier Park thereafter will be free to terminate such employees and that Hoosier Park may terminate any employees at any time For Cause (as hereinafter defined).

              (c) "For Cause" shall mean (i) any act or omission on the part of an employee that constitutes (A) common law fraud, (B) a felony, or (C) dishonesty, or (ii) any act or omission on the part of an employee that jeopardizes Hoosier Park's continuing ability to conduct its business or is otherwise injurious to Hoosier Park, or (iii) any neglect by an employee in connection with his or her duties.

    9.5 Put Right. Subject to Regulatory Approval, but notwithstanding anything to the contrary contained in the Partnership Agreement, and in addition to the rights provided therein:

              (a) If Buyer closes on the First Option and the Second Option, beginning three years from the date the Second Option is closed, and for one hundred eighty days thereafter, the Selling Parties shall have the right (the "Put Right") to sell all, but not less than all, of their respective interests in Hoosier Park (including, without limitation, Seller's then remaining partnership interest, CDMC's interest under the Loan, and CDMC's rights under the Existing Management Agreement and the New Management Agreement, if any, to Buyer for an amount equal to (i) the difference between (A) the product of Hoosier Park's trailing twelve month EBITDA (determined according to generally accepted accounting principles, consistently applied) multiplied by six; less
(B) the amount of Hoosier Park's debt (other than accounts payable incurred in the ordinary course of business); multiplied by Seller's then percentage partnership interest in Hoosier Park (e.g. (((EBITDA x 6) - Debt) x % interest)). The Selling Parties may only exercise the Put Right by delivering written notice of their intention to do so to Buyer within such one hundred eighty day period. The consummation of such sale shall be conditioned upon receipt of all necessary regulatory approvals and consents, including, without limitation, the approval and consent of the IHRC.

              (b) The parties shall use commercially reasonable efforts to agree on the purchase price for Put Right, based on the above formula, within thirty days of the date on which the Selling Parties exercise the Put Right. If they are unable to do so each of the Selling Parties on the one hand, and Buyer on the other hand, shall (within thirty days from the date such initial thirty day period expires) each engage an independent accounting firm of national recognition to calculate the purchase price based on the above formula, which calculation shall be completed within fifteen days of the date on which such accounting firm is engaged. In the event that the lower calculation is not less than ninety percent (90%) of the higher calculation, the average of the two calculations shall be the purchase price. If the lower calculation is less than ninety percent (90%) of the higher calculation, the two accounting firms shall jointly (and within thirty days of the date on which the last calculation is made) engage a third independent accounting firm who shall be similarly qualified and who shall calculate the purchase price based on the above formula within fifteen days of the date it is engaged. In the event a third accounting firm is obtained, the purchase price shall be the average of the two closest calculations. All parties shall forthwith deliver to each of accounting firms all documents and information requested and, even if not requested, necessary or helpful in making a calculation of the purchase price. The Selling Parties shall pay the cost of the accounting firm engaged by them and one-half of the cost of the third accounting firm (if engaged) and Buyer shall pay the cost of the accounting firm engaged by it and one-half of the cost of the third accounting firm (if engaged).

              (c) If Buyer fails or refuses to consummate the transactions contemplated by the Put Right after the Selling Parties properly and timely exercise the Put Right, the parties agree that Hoosier Park shall be sold (by asset sale, merger, sale of equity interests, or otherwise) to the highest and best bidder; provided, however, that such sale shall be subject to Hoosier Park obtaining an opinion from a financial institution of national reputation ("Financial Institution") that the consideration to be received and terms of such transaction are fair to the selling parties. Within ten days of the date Buyer notifies the Selling Parties of its intention not to consummate the Put Right (the "Trigger Date"), the partner controlling the sale (as determined below) shall take all necessary steps to solicit independent purchasers of Hoosier Park, or all of its assets, which may include engaging brokers, finders and/or investment bankers to market Hoosier Park, and to cause Hoosier Park to be sold to the highest and best bidder in one or more transactions to be consummated within twelve months of the Trigger Date. All costs associated with the sale of Hoosier Park shall be borne by Hoosier Park. For purposes of this
Section 9.5(c), the "highest and best bidder" shall be deemed to be the bidder that presents a bona fide written offer to acquire Hoosier Park, pursuant to a tender or exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of assets of Hoosier Park on terms which the partner controlling the sale determines in its good faith reasonable judgment (based on the advice of independent financial advisors) to be more favorable than the offer or offers provided by any other person or entity, provided that in making such determination the partner controlling the sale considers the likelihood that such bidder is able to consummate such proposed transaction. In the event that such sale is not consummated because Hoosier Park is unable to obtain a fairness opinion from a Financial Institution, then the parties have no further rights or obligations under this Section 9.5(c) and Hoosier Park shall not be sold. If Hoosier Park is not so sold, the parties shall immediately have the rights described in Section 9.6 below. Each party shall execute such agreements and assignments and provide such customary representations, warranties, indemnities and covenants as the highest and best bidder may reasonably request to document and effect a sale and purchase of Hoosier Park as contemplated by this Section 9.5(c). It is expressly agreed that any partner of Hoosier Park may make one or more bids to purchase Hoosier Park, or its assets; provided, however, that such partner must (if it desires to be a bidder) notify the remaining partners of its intention to be a bidder before bids are solicited from third parties and if a partner so notifies the other partner, the other partner shall from and after the date of such notice (a) control the process to cause Hoosier Park, or its assets, to be sold, and (b) determine (based upon the criteria described above) the identity of the highest and best bidder. In the absence of such notice, no partner may bid and the general partner shall control the sale.

    9.6 Shootout. Subject to Regulatory Approval, but notwithstanding anything to the contrary contained in the Partnership Agreement, and in addition to the rights provided therein:

              (a) If Buyer closes on the First Option but fails to close on the Second Option or if Hoosier Park is not sold for the reason set forth in
Section 9.5(c), either Seller or Buyer shall have the right to offer to either
(i) sell the entire interest it then owns as a partner in Hoosier Park, including its rights, if any, under the Participation Agreement, Existing Management Agreement, the New Management Agreement, and any related or similar agreements, to the other for an amount equal to the result of (A) the total value of Hoosier Park as a going concern (which shall include the value of all equity, the value of the Loan and the value of any other agreements, including the management agreements), as determined by the offering party (the "Total Enterprise Value") multiplied by (B) the percentage interest the offering party then owns as a partner in Hoosier Park (the "Offered Sales Price"), or (ii) purchase the entire interest the other party then owns as a partner in Hoosier Park for an amount equal to the result of (A) the Total Enterprise Value multiplied by (B) the percentage interest the other party then owns as a partner in Hoosier Park (the "Offered Purchase Price") (such right to either purchase or sell, the "Shootout Right"). If the offering party so desires to exercise its Shootout Right, it shall do so by written notice (the "Shootout Notice"). A Shootout Notice may only be delivered between June 1 and August 31 during any calendar year. The non-offering party shall then be obligated to either sell its partnership interest for the Offered Purchase Price, or purchase the offering party's partnership interest for the Offered Sales Price. The non-offering party shall have sixty (60) days from delivery of the Shootout Notice (the "Shootout Period") to notify the offering party as to whether it will sell its partnership interest or purchase the offering party's partnership interest. If the non-offering party fails to respond to the Shootout Notice during the Shootout Period, the non-offering party shall be deemed to have elected to sell its partnership interest as set forth above. The closing date for a purchase pursuant to this Section 9.6 shall be within thirty days of the date the last required Regulatory Approval necessary for the consummation of the purchase is obtained.

              (b) Upon expiration of the Shootout Period, the parties shall be obligated to sell or purchase their respective interests as hereinabove provided in Section 9.6(a), on the terms and conditions set forth herein relating to the sale of the Transferred Partnership Interest, subject to the provisions of Section 1.6 above.

    9.7 Additional Interests Acquired. Any sale of the partnership interestin Hoosier Park of Seller or Buyer pursuant to exercise of the First Option or econd Option or pursuant to Section 9.5 or Section 9.6 shall include the sale of such party's (and its Affiliates') rights under the Loan, the Existing Management Agreement, and the New Management Agreement, if any. The allocation of the price shall be allocated as set forth in Section 2.4 above such that the price shall first be allocated to the principal amount of the Loan, if any, being acquired, plus accrued and unpaid interest, and second shall be allocated to the partnership interest and other rights acquired by Buyer.

    9.8 Acquisition of the Conseco Interest. The Selling Parties acknowledge that on or before the Closing, Buyer may acquire (by purchase, stock purchase, merger, consolidation, share exchange, or otherwise) the Conseco Interest. Seller hereby waives any and all rights of first refusal it may have under the Partnership Agreement if Buyer seeks to so acquire such interest of Conseco, and CDMC gives any and all consents required under the Financial Advisory Agreement, the Conseco Participation Agreement, and the Conseco Pledge Agreement between CDMC and Conseco dated May 31, 1996 (the "Conseco Pledge Agreement") necessary to cause the Financial Advisory Agreement and Conseco Participation Agreement to be assigned to Buyer and to otherwise permit transfer of the Conseco Interest to Buyer. At the closing of the acquisition of the Conseco Interest by Buyer, (a) the Conseco Pledge Agreement shall be terminated and the Pegasus Pledge Agreement between Buyer's predecessor in interest, Pegasus Group, Inc., and CDMC dated August 30,1994, as amended ("the "Pegasus Pledge Agreement"), shall be amended and restated to reflect a pledge by Buyer with respect to all of its then existing partnership interests in Hoosier Park, and (b) the Selling Parties shall fully and completely release and discharge Conseco from any further obligations under the Partnership Agreement, the Financial Advisory Agreement, and the Conseco Participation Agreement. After the assignment of the Financial Advisory Agreement and the Conseco Participation Agreement to Buyer, such agreements shall be construed so as to substitute Buyer for Conseco in each reference to Conseco therein.

    9.9 Financial Advisory Agreement. If Buyer acquires Conseco's rights under the Financial Advisory Agreement, from and after the Closing of the transaction described in Section 1.1, Buyer shall be entitled to the payment of fees otherwise payable to Conseco under the Financial Advisory Agreement during the entire term of the Existing Management Agreement, notwithstanding Section 4 of the Financial Advisory Agreement terminating the Financial Advisory Agreement in the event the Loan is repaid. Further, notwithstanding the last paragraph of
Section 2(a) of the Financial Advisory Agreement, Buyer's right to determine the location of the fourth satellite wagering facility in Indiana shall be subject to approval by Seller.

    9.10 Additional Consents. If the options previously granted to Kenneth Cragen and Michael Phillips for the purchase of a portion of Buyer's partnership interest in Hoosier Park are exercised, the Selling Parties hereby consent to such exercise and waive any and all rights of first refusal, co-sale or similar or other rights they have or may have with respect thereto under the Partnership Agreement; provided, that such consent and waiver are subject to the Closing and to the Selling Parties conducting a due diligence investigation of Kenneth Cragen and Michael Phillips, the results of which shall be satisfactory to the Selling Parties in their sole discretion (such investigation shall be completed within thirty (30) days of the date of this Agreement); and provided, further, that the exercise of such options are subject to obtaining the necessary Regulatory Approvals. In addition, and subject to the Closing, Seller waives any and all rights of first refusal, co-sale or similar or other rights it has or may have under the Partnership Agreement if Buyer reacquires any partnership interest issued to Kenneth Cragen and/or Michael Phillips pursuant to the exercise of their options. The Selling Parties further hereby acknowledge their prior consent to and ratify and approve the prior transfer of the interest of Centaur, Inc. as a partner in Hoosier Park to Buyer including, without limitation, the Pegasus Pledge Agreement.

    9.11 Simulcasting Rights. The parties agree that from the date of the consummation of a transaction under Sections 9.5 or 9.6 above, they will each negotiate for making available Churchill Downs simulcast signals to Hoosier Park on commercially reasonable terms for a five (5) year period.

    9.12 Disclosures. From the Closing and for so long as the rights set forth in Section 9.5 and Section 9.6 above are in existence, the Selling Parties will deliver or cause to be delivered to Buyer, the following statements:

              (a) Within twenty (20) days after the end of each calendar month (except the last month of the year), a detailed balance sheet, profit and loss statement, and cash flow statement showing the results of operation of Hoosier Park for such month and the year to date, with a comparison to the then current Annual Plan (as defined in the Management Agreement) and the same period(s) in the prior year and figures for handle and attendance at Hoosier Park;

              (b) Within forty-five (45) days after the end of each calendar quarter (except the last calendar quarter of the year), a detailed balance sheet, profit and loss statement, and cash flow statement showing the results of operation of Hoosier Park for such quarter and the year to date, with a comparison to the then current Annual Plan and the same period(s) in the prior year, and a narrative explanation for those items which vary ten percent (10%) or more from the Annual Plan, to the extent that ten percent (10%) is in excess of $100,000; and

              (c) Within ninety (90) days after the end of each year, a balance sheet, together with a comparison to the previous year, a related statement of profit and loss and a cash flow statement, together with a comparison to the previous year, and having annexed thereto a computation in reasonable detail of the management fees (payable pursuant to the Management Agreement) for such year.

    9.13 Board Participation; General Partner. Provided that Buyer acquires the Conseco Interest, from and after the Closing of the transaction described in
Section 1.1, Buyer shall be entitled to designate two (2) people to the Board of Directors of Seller during the time extending from the date of closing of the Conseco Interest to as long as the Put Right or the Shootout Right exist. Buyer shall become the general partner of Hoosier Park upon the date it acquires fifty-one percent (51%) or more of the partnership interests in Hoosier Park.

    9.14 Due Diligence. Buyer shall have the right to conduct a reasonable due diligence investigation incident to determining whether to purchase the interest to be sold under the Put Right and/or incident to determining whether to initiate the Shootout Right or in responding to a shootout initiated by one of the Selling Parties in the same manner and subject to the time periods described in Section 6.3 above.

    9.15 New Management Agreement. Subject to the Closing, if at any time it is anticipated that gaming activities other than and in addition to pari-mutuel horse wagering ("Alternative Gaming") will be permitted to occur at Hoosier Park's facilities under applicable law, the parties shall cause Hoosier Park to enter into a management agreement (the "New Management Agreement") with Centaur and CDMC as co-managers (CDMC to be the lead manager while Seller is the general partner, and Buyer to be the lead manager when Buyer is the general partner) to manage Alternative Gaming. Management fees under the New Management Agreement shall be determined by the parties but shall be between 10% and 12% of Hoosier Park's EBITDA from Alternative Gaming (determined according to generally accepted accounting principles, consistently applied). The management fees under the New Management Agreement shall be paid as follows:

              (a) During periods in which CDMC is the lead manager, the first $1.2 million in annual fees shall be split $600,000 to CDMC and $600,000 to Buyer;

              (b) During periods in which Buyer is the lead manager, the first $1.2 million in annual fees shall be split $900,000 to Buyer and $300,000 to CDMC; and

              (c) All fees above $1.2 million annually will be split between CDMC and Buyer pro-rata, based upon the percentage partnership interests of Seller and Buyer, respectively.

The parties agree to subordinate their rights to receive the amounts described in Section 9.15(c) above to senior debt of Hoosier Park. The parties agree to use commercially reasonable efforts to (i) draft a New Management Agreement

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
before the Closing, and (ii) cause Hoosier Park to finance the construction of Alternative Gaming facilities. The New Management Agreement will contain, at a minimum, the terms described above as well as the following terms:

              (x) The lead manager will have the sole and exclusive right to supervise and direct the management and operation of Alternative Gaming and will provide all services necessary in connection with the development, location, licensing, design, construction and planning for the Alternative Gaming facilities; provided, however, that the non-lead manager must consent to (i) the initial lay-out, type and design of the Alternative Gaming facilities, including, without limitation, the type and models of equipment to be used with respect thereto, (ii) the identity of the on-site general manager, and (iii) all construction, capital and operating budgets relating the Alternative Gaming facilities and their operations; and

              (y) The lead manager will operate the Alternative Gaming facilities in compliance with law, to the best of its abilities and in a manner necessary for such Alternative Gaming facilities to meet all statutory and regulatory requirements. The non-lead manager will not interfere with the rights of the lead manager to manage day-to-day Alternative Gaming subject to the rights of the non-lead manager in Section 9.15(x) above.

The terms of this Section 9.15, as well as the terms of the New Management Agreement, shall be subject to all necessary regulatory approvals and consents.

    9.16 Issuance Transaction. Notwithstanding anything to the contrary set forth in the Partnership Agreement, from and after the Closing of the transaction described in Section 1.1, without the written consent of all 20% partners (a) no new partners shall be admitted to Hoosier Park and (b) there shall be no capital calls with respect to Hoosier Park.

    9.17 Sale Transaction. From and after the Closing of the transaction described in Section 1.1, Seller may not sell any of its partnership interests in Hoosier Park to a party other than Buyer until the Second Option has expired or does not become effective.

    9.18 Existing Management Agreement. The Existing Management Agreement shall remain in full force and effect in accordance with its existing terms.

    9.19 Additional Partnership Provisions. In addition to the matters described in Section 7.8(a) of Hoosier Park's partnership agreement, the following matters shall, from and after the Closing, require the written consent of each of the 20% Limited Partners (as defined in such partnership agreement):

              (a)    Adopting or approving any business plans for Hoosier Park;

              (b) Adopting or approving the annual operating and capital budgets of Hoosier Park, provided that such consent shall not be unreasonably withheld, and provided, further that Hoosier Park shall be permitted to continue operations during any dispute over any such budget;

              (c) The sale, exchange, transfer, pledge, mortgage, hypothecation or other disposition of all or substantially all of the assets of Hoosier Park;

              (d) The acquisition of any real property and improvements thereto by Hoosier Park (it being agreed that the acquisition of any real property, wherever located, is not and shall not be deemed to be an opportunity of Hoosier Park or part of the Partnership Business, as defined in such partnership agreement), other than acquisitions included in the operating or capital budgets of Hoosier Park approved according to Section 9.19 (b) above, in excess of $10,000 in the aggregate in any fiscal year of Hoosier Park;

              (e) The redemption by Hoosier Park of all or any portion of any partner's interest in Hoosier Park, except in accordance with such partnership agreement;

              (f) The expenditure by Hoosier Park of, or Hoosier Park's incurring any obligation to expend, other than expenditures included in the operating or capital budgets of Hoosier Park approved according to Section 9.19(b) above, an amount in the aggregate in any fiscal year in excess of $100,000;

              (g) Initiating or making an agreement to settle any material litigation to which Hoosier Park is a party;

              (h)    Confessing any judgment against Hoosier Park;

              (i)    Consenting to any receiver of Hoosier Park's assets;

              (j) Changing the strategic plan or direction of Hoosier Park, including, without limitation, the decision to enter into a new business or business ventures or to launch new products; and

              (k) Causing Hoosier Park to enter into any merger, consolidation, joint venture or similar transaction with any third party.


                                    ARTICLE X
                                  MISCELLANEOUS

    10.1      Confidentiality; Press Release.

              (a) Prior to Closing, and for four (4) years thereafter, each party hereto shall treat in confidence, and not disclose without the prior consent of the other parties hereto, all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this

Agreement and other related documents, except for disclosure required by law, or in connection with any lawsuit between or involving the parties or any party hereto. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (a) such party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is known to the public and did not become so known through any violation of a legal obligation, or (c) became known to the public through no fault of such party. Upon termination of this Agreement in accordance with Section 10.11 hereof, each party shall promptly return to the other parties hereto all of the confidential documents, materials and other information it has obtained from such other parties. The obligations imposed by the immediately preceding sentence shall survive any termination of this Agreement pursuant to Section 10.11.

              (b) No party to this Agreement shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of all of the other parties hereto, except as otherwise required by Law or the rules or regulations of NASDAQ.

              (c) Notwithstanding the foregoing, any party may make such disclosures as are required by law, rule or regulation and disclosures required to be made to regulatory and governmental agencies and bodies, including, without limitation, the IHRC, after prior consultation with the other parties.

    10.2 Notices. All notices, requests, consents and other communications hereunder ("Notice") shall be in writing and shall be deemed to have been given
(a) if mailed, the date of receipt of such Notice when sent via first class United States registered mail, return receipt requested, postage prepaid to the address listed below for the party to whom the Notice is being sent ("Notice Party"); (b) if hand delivered or delivered by courier, upon actual delivery of such Notice to the Notice Party at the address listed below for such Notice Party; or (c) if sent by facsimile, on the first business day after the date of the sender's receipt of a confirmed transmission of such Notice to the Notice Party at the facsimile number, if any, listed below for such Notice Party provided the party giving such Notice mails a copy of such Notice within two days after the transmission of such Notice by facsimile to the Notice Party. The addresses and facsimile numbers for each party to this Agreement, as of the date hereof, are:

    If to any of the                   Churchill Downs Incorporated
    Selling Parties:                   Attn: Rebecca C. Reed
                                       700 Central Avenue
                                       Louisville, KY  40208
                                       Facsimile No. 502/636-4439

    With a copy to:                    Wyatt, Tarrant & Combs, LLP
                                       Attn:  Robert A. Heath
                                       2800 PNC Plaza
                                       500 W. Jefferson
                                       Louisville, KY  40202-2898
                                       Facsimile No. 502/589-0309

    If to Buyer:                       Centaur Racing, LLC
                                       Attn: Jeffery M. Smith
                                       10 West Market, Suite 200
                                       Indianapolis, IN 46204
                                       Facsimile No. 317/656-8780

    With a copy to:                    Sommer & Barnard, P.C.
                                       Attn: Ralph A. Caruso II
                                       111 Monument Cir., Suite 4000
                                       P. O. Box 44363
                                       Indianapolis, IN  46244

                                           Facsimile No. 317/236-9802

Any party may change its address or facsimile number by providing written notice, in accordance with the foregoing provisions of this Section 10.2, to each other party of such change.

    10.3      Expenses.

              (a) Each party hereto will pay all costs, fees and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements contained herein on its part to be performed, including the fees, expenses and disbursements of its respective counsel and accountants.

              (b) In any legal action between the parties arising out of or related to this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including reasonable accounting and legal fees.

              (c) Any expenses incurred in obtaining the approval of the IHRC required under this Agreement shall be split equally between Buyer and Seller.

    10.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to such jurisdiction's conflict of laws principles.

    10.5 Partial Invalidity. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

    10.6 Assignment. None of the Selling Parties may assign this Agreement, or any rights hereunder, to any other party without the prior written consent of Buyer. A Selling Party may, however, assign this Agreement to one of its wholly-owned subsidiaries or to a wholly-owned subsidiary of Churchill Downs Incorporated. Buyer may assign its rights hereunder to a majority-owned

Affiliate of Buyer, provided, however, that Buyer shall not make any such assignment of its rights without having given Seller written notice of the proposed assignment, which notice shall identify the beneficial owners of such Affiliate (the "Assignment Notice"). For a period of thirty (30) days after the giving of the Assignment Notice, Seller shall be entitled to give Buyer written notice of rejection of such proposed Affiliate (the "Rejection Notice") if Seller, upon the advice of legal counsel and in its reasonable, good faith judgment, believes that the assignment to such proposed Affiliate would jeopardize Hoosier Park's continuing ability to conduct (or is materially injurious to) its business because of the identity of one or more of such beneficial owners, which Rejection Notice shall specify the beneficial owner or owners of such Affiliate to whom Seller takes exception. Buyer may thereafter assign its rights hereunder to such Affiliate of Buyer if such beneficial owner or owners to whom Seller has taken exception no longer hold a beneficial ownership interest in such Affiliate. Seller hereby also agrees that Buyer may assign its rights to the current partnership interest in Hoosier Park owned by Buyer to a majority-owned Affiliate of Buyer on the terms set forth in this
Section 10.6 above, and Seller waives any and all right Seller may have to acquire such partnership interest under the Partnership Agreement, along with any co-sale or rights of first refusal of Seller. Notwithstanding anything else to the contrary herein contained, if any party hereto makes an assignment pursuant to this Section 10.6, it shall not be released from any of its obligations under this Agreement.

    10.7 Successors and Assigns. Subject to the provisions of Section 10.6 above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

    10.8 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and all of which shall be considered to be but one agreement and shall become a binding agreement when each party shall have executed one counterpart and delivered it to the other party hereto.

    10.9 Titles and Headings; Rules of Construction. Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. Whenever the context so requires the use of or reference to any gender includes the masculine, feminine and neuter genders; and all terms used in the singular shall have comparable meanings when used in the plural and vice versa.

    10.10 Entire Agreement; Amendments and Waivers. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained in this Agreement and supersedes all prior agreements or understandings of the parties, including, without limitation, the Partnership Interest Purchase Agreement by and among the parties hereto dated as of February 16, 2000, and all other documents, instruments and agreements executed in connection therewith, all of which are terminated and of no further force or effect and with respect to which no party hereto has any further liability. The parties, by mutual agreement in writing, may amend, modify and supplement this Agreement. The failure of any party to this Agreement to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

    10.11 Termination. This Agreement shall terminate and shall be of no further force or effect (a) upon mutual written agreement of the parties hereto, or (b) upon notice given by any party which is not in breach of this Agreement to the other party hereto in the event the Closing has not occurred on or before December 27, 2001; provided, however, that if the Closing has not occurred prior to such date due to delays in acquiring any of the Regulatory Approvals and the party responsible for acquiring such approvals is diligently pursuing the same, this Agreement may not be so terminated and the Closing Date shall be extended until January 4, 2002, so long as such party continues to diligently pursue their acquisition; provided, further that if the Closing has not occurred on or before January 4, 2002, this Agreement shall terminate and be of no further force or effect immediately upon notice given by any party hereto. Except for the provisions of Sections 9.1, 10.1 and 10.3 of this Agreement, upon termination of this Agreement, this Agreement shall be of no further force or effect. No termination of this Agreement shall release, or be construed as releasing, any party from any liability to any other party which may have arisen for any reason. A party's right to terminate this Agreement is in addition to, and not in lieu of, any other rights or remedies which such party may have.

    10.12 No Third Party Beneficiaries. This Agreement will not confer any rights or remedies upon any person other than the parties and their respective heirs, successors and permitted assigns, as applicable.

    10.13     Definitions.  For purposes of this Agreement:

              (a) "Affiliate" means, with respect to any person or entity, any person or entity that controls, is controlled by or is under common control with such person or entity. A person or entity shall be presumed to have control when it possesses the power, directly or indirectly, to direct, or cause the direction of, the management or policies of another person or entity, whether through ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, Affiliate shall not include individuals who are
(A) independent directors of CDMC, or (B) independent directors or shareholders of Churchill Downs Incorporated, a Kentucky corporation.

             (b) "Government" shall mean (or in the case of "Governmental") shall refer to:

                     (i)    the government of the United States of America;

                     (ii) the government of any state, county, municipality, city, town or district of the United States of America; and

                     (iii) any ministry, agency, department, authority, commission, administration, corporation, court, magistrate, tribunal, arbitrator, instrumentality or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing subparagraphs (A) and (B).

              (c) "Law" shall mean any of the following of, or issued by, any Government or Governmental agency: any statute, law, act, ordinance, code, rule or regulation or any license, permit, authorization or approval, or any injunction, award, decree, judgment or order.



                            [signature page follows]

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

"SELLER"                                      "BUYER"

Anderson Park, Inc.                           Centaur Racing, LLC

By:_____________________________              By: Centaur, Inc., its sole member
Printed: _______________________              and manager
Title: _________________________
                                              By: _________________________
"CDMC"                                        Jeffrey M. Smith, President

Churchill Downs Management Company
By: ____________________________
Printed: _______________________
Title: _________________________

Centaur, Inc. hereby absolutely and unconditionally guarantees the due, prompt and punctual performance of Buyer's obligations under this Agreement, including, without limitation, the full payment of the Purchase Price under Sections 2.1 and 2.2 of this Agreement, including any reasonable attorneys' fees and the reasonable costs and expenses incurred by the Selling Parties directly relating to the enforcement of this guaranty or Buyer's obligations under this Agreement, including the payment of the Purchase Price (collectively, the "Obligations"). The Selling Parties shall have the right of immediate recourse against Centaur, Inc. for full and immediate payment or performance of the Obligations at any time after the Obligations, or any part thereof, have not been paid or performed when owed or due. This is a guaranty of payment, not of collection, and Centaur, Inc. therefore agrees and acknowledges that the Selling Parties shall not be obligated to take any action against Buyer prior to seeking recourse against and receiving payment from Centaur, Inc. Centaur, Inc. unconditionally and irrevocably waives each and every defense which, under principles of guaranty or suretyship law, would operate to impair or diminish the liability of Centaur, Inc. hereunder. Centaur, Inc. unconditionally waives: [i] any subrogation to the rights of the Selling Parties against Buyer, until all of the Obligations have been satisfied in full; and [ii] any acceptance of this guaranty. Notwithstanding the foregoing, Centaur, Inc. shall have no liability or obligation under this guaranty if Buyer fails or refuses to pay or perform any of the Obligations as a result of the failure of any of the conditions precedent to Buyer's obligations described in this Agreement above not waived by Buyer.

Centaur, Inc.

By: ______________________
      Jeffrey M. Smith, President

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